

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

John Gillard
Chief Executive Officer
Trinity Biotech plc
IDA Business Park
Bray, Co. Wicklow
Ireland

      Re: Trinity Biotech plc
           Registration Statement on Form F-3
           Filed April 30, 2024
           File No. 333-279017

Dear John Gillard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Mary Brown